Exhibit 99.1

Olink to present at February investor conferences

UPPSALA, Sweden, February 1, 2022 -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK), today announced that Jon Heimer, CEO, and Oskar Hjelm, CFO, will participate in the following virtual investor conferences:

•	BTIG MedTech, Digital Health, Life Science & Diagnostic Tools Conference

Fireside chat on Tuesday, February 15th at 8:30 am ET

•	11th Annual SVB Leerink Global Healthcare Conference

Fireside chat on Friday, February 18th at 8:40 am ET

BTIG hosted events are intended for prospective and existing BTIG clients only. To listen to the live event, please contact your BTIG representative with interest. A live and archived webcast of the SVB Leerink conference will be available on the “Events” section of the Company’s website at https://investors.olink.com/news-events/events.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

IR Contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media Contact

Andrea Prander

Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com